Filed by CSLM Digital Asset Acquisition Corp III, Ltd.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Digital Asset Acquisition Corp III, Ltd.

Commission File No.: 001-42818

Date: June 24, 2026

On June 23, 2026, Sandmark posted an article on its social platform regarding First Digital Group Ltd. (“First Digital”), which is a party to a previously disclosed non-binding letter of intent, dated as of December 2, 2025 (the “LOI”), with CSLM Digital Asset Acquisition Corp III, Ltd. (“KOYN”). The text of the article is set forth below:

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

KOYN and First Digital have entered into a non-binding letter of intent dated December 2, 2025 with respect to a proposed business combination. If a definitive agreement is entered into in connection with the proposed business combination, KOYN or a newly formed holding company will prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. KOYN urges investors and securityholders to read the proxy statement/prospectus and other documents filed with the SEC when they become available, as they will contain important information regarding the proposed business combination. The proxy statement will be distributed to holders of KOYN’s Class A Ordinary Shares in connection with KOYN’s solicitation of proxies for the vote by KOYN’s shareholders with respect to the proposed business combination and other matters as will be described therein. All SEC filings will be available free of charge at www.sec.gov.

No assurances can be provided as to the entry into or timing of any definitive agreement or the consummation of any transaction. Any transaction would be subject to the completion of satisfactory due diligence, the negotiation of a definitive agreement and related ancillary agreements providing for the proposed business combination, satisfaction of the conditions negotiated therein, board and shareholder approvals, regulatory approvals and other customary conditions.

Participants in the Solicitation

KOYN, First Digital, and their respective directors, officers, and employees may be deemed participants under SEC rules in the solicitation of proxies in connection with the proposed business combination. Information about KOYN’s directors and officers is available in KOYN’s SEC filings. Additional details regarding the interests of persons involved in the proposed business combination will be included in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

All information in this communication concerning First Digital has been provided solely by First Digital and has not been independently verified by KOYN, which makes no representation or warranty as to the accuracy or completeness of such information and assumes no obligation to update the information in this communication, except as required by law. This communication includes “forward-looking statements” with respect to KOYN and First Digital. The expectations, estimates, and projections of the businesses of First Digital and KOYN may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the letter of intent; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of KOYN and First Digital or other conditions to closing; (4) the inability to obtain or maintain the listing of the combined company’s securities on the Nasdaq Stock Market LLC, the New York Stock Exchange, or another national securities exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in documents filed or to be filed with the SEC by KOYN, First Digital and the combined company.

The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. KOYN and First Digital do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by KOYN and First Digital is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of KOYN and First Digital as indicative of future performance of an investment or the returns that KOYN and First Digital will, or are likely to, generate going forward.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful under the securities laws of any such jurisdiction.

About First Digital Group Ltd.

First Digital is a leading digital asset and stablecoin infrastructure provider, offering fully backed USD-denominated stablecoins, trust and custody services, global payment solutions, and white-label stablecoin issuance for enterprises. Its flagship product, FDUSD, is one of the world’s most traded stablecoins, supported by a compliance-first governance model, segregated trust structure, and monthly independent attestations. First Digital operates across multiple jurisdictions and maintains active licenses and registrations in key financial centers.

About CSLM Digital Asset Acquisition Corp III, Ltd.

KOYN is a publicly traded special purpose acquisition company focused on high-growth, frontier-technology sectors including digital assets, regulated financial infrastructure, and next-generation fintech. KOYN is led by an experienced SPAC team with a track record of sourcing, executing, and stewarding complex public-market transactions.

Media & Investor Contacts

Vikas Mittal | CSLM Digital Asset Acquisition Corp III, Ltd.

CSLM3@meteoracapital.com